[Linn Energy Letterhead]
October 1, 2007
Via Facsimile
Mr. John Madison
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Linn Energy, LLC (the “Company”) — Preliminary Proxy Statement for 2007 Special Meeting of Unitholders, File No. 000-51719 (“Proxy Statement”)
Dear Mr. Madison:
     On October 1, 2007, by telephone, the Company received the following comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filing:
     Staff Comment: It appears that your proposal to approve a change in the terms of your Class D Units constitutes a modification of securities as contemplated by Item 12 of Schedule 14A. As such, please provide the disclosure required by Item 13(a) of Schedule 14A or tell us why this is not necessary.
     Response: The Company has disclosed all material information that is necessary for the exercise of prudent judgment in regard to the matter to be acted upon. [See Instruction 1 to Item 13(a) of Schedule 14A]
     The Class D Units were issued and sold to institutional investors in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933. The Company used the proceeds from the issuance and sale of the Class D Units to partially finance the acquisition of certain oil and natural gas properties and related assets from an entity controlled by Dominion Resources, Inc. (the “Dominion Acquisition”). The Company closed the Dominion Acquisition in August 2007, and filed with the Securities and Exchange Commissions the financial statements required by Regulation S-X.

Linn Energy, LLC
October 1, 2007

     The purpose of the Proxy Statement is critical to understanding whether the information required by Item 13(a) is material for the exercise of prudent judgment by the Company’s unitholders. With respect to the Proxy Statement, the Company is not soliciting proxies to approve the issuance and sale of the Class D Units in connection with the Dominion Acquisition, both of which have already been consummated. Instead, the Company is soliciting proxies to ask its unitholders to consider and act upon a proposal to: (a) change the terms of the Class D Units to provide that each Class D Unit will convert automatically into one Unit and (b) issue Units upon such conversion. That being the case, the Company believes that the only information that is material for the exercise of prudent judgment is an understanding of the differences between the terms of the Class D Units and the Units. To facilitate an understanding of the differences in the securities, the Company has included a “Question and Answer” titled “WHAT ARE THE MATERIAL DIFFERENCES BETWEEN THE UNITS AND CLASS D UNITS?” [See page 4 of the Proxy Statement]. In addition, the Company has included a detailed section titled “DESCRIPTION OF UNITS.” [See page 8 of the Proxy Statement].
     Simply put, the information required by Item 13(a) of Schedule 14A is not relevant here. In other words, given the express purpose for which proxies are being solicited, the Company does not believe that the information required by Item 13(a) of Schedule 14A is material for the exercise of prudent judgment in regard to the proposal.
     Should the Staff have any questions or comments, please contact the undersigned at 281.840.4119 or Jeffery K. Malonson at 713.758.3824

Very truly yours, LINN ENERGY, LLC
By:	/s/ Charlene A. Ripley
Charlene A. Ripley
Senior Vice President, General Counsel and Corporate Secretary